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                              May 20, 2021

       Darryl M. Sanders
       Chief Executive Officer
       WellTek Inc.
       2081 Fontainbleau Drive
       Conyers, GA 30094

                                                        Re: WellTek Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed May 7, 2021
                                                            File No. 024-11522

       Dear Mr. Sanders:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Offering Statement on Form 1-A filed May 7, 2021

       Cover Page

   1. We note that you are offering 7,750,000 shares of common stock at a price of $2.00 per share in a
self-underwritten offering. We further note that selling stockholders are offering 5,388,048
shares of your common stock. Please revise your disclosure on the offering circular cover
page to disclose the price at which the selling shareholders will offer their shares. In
this regard, we note that the fee table on page 2 indicates that the
                                                        "price to the public"
is 0.835, but we did not find any references to this price on your cover page or elsewhere
in your filing. It appears that your shares are presently being quoted on the Pink Open
Market, and this is not considered an existing trading market for purposes of conducting
an at the market offering under Rule 415.
 Darryl M. Sanders
FirstName  LastNameDarryl M. Sanders
WellTek Inc.
Comapany
May        NameWellTek Inc.
     20, 2021
May 20,
Page 2 2021 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at (202) 551-3342 or Katherine Bagley at
(202) 551-2545
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Jackson L. Morris, Esq.